For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Corp. & SOQUEM

Thunder Target Update

• Initial trenching results at the Thunder target return anomalous Pt-Pd-Au • The mineralization is associated with the Cheneville mafic intrusive trend

September 8, 2008, Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) – is pleased to announce that it has received the report from SOQUEM on the channel sampling program for the new Thunder occurrence in the Cheneville claim group in Québec.   This occurrence is the result of ground truthing conductors defined by the airborne EM (AEM) and magnetic survey flown in 2007.  The sulphide mineralization is hosted by a mafic intrusion and is 18 kilometres west of the original Cheneville showing (average 1.17gpt Pd, 0.14gpt Pt, 0.29gpt Au, 1.62 Cu, and 0.35% Ni).  Initial trenching in the Thunder showing discovered a sulphide bearing zone along the contact of an anorthositic gabbro and sedimentary rocks.  Values of up to 0.74 g/t of Pt + Pd, 0.16% Ni, and anomalous Cu were obtained from the contact zone.  The width and strike length of the new zone has not been defined, however, the geophysical data suggests that it may be structurally enhanced and extend along strike for some distance.  Follow up programs are being planned.  The Thunder target is part of the 50-50 cooperation agreement with SOQUEM INC. which includes the Cheneville and Taureau areas.  SOQUEM is the project operator.

Additional channel sampling is being completed on the Chenneville Showing to determine if drilling is warranted this year.

The Taureau Reconnaissance Program is continuing to evaluate the mafic intrusions for PGM mineralization in the defined Area of Mutual Interest (AMI) within the Grenville Province of Québec and is expected to be completed in early Fall.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration within the AMI.

About SOQUEM INC.

SOQUEM INC. is a wholly owned subsidiary of the Société Générale de Financement du Québec (“SGF”). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Québec. SOQUEM’s head office is located in Val d’Or, with a regional office in Chibougamau.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel, First Nickel, Benton Resources and SOQUEM.

PFN continues to review new opportunities for PGM and Nickel projects.

Pacific North West Capital Corp. has over $9 million in working capital and securities.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital Corp.

On behalf of the Board of Directors

"Harry Barr"

Harry Barr, President & CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	September 8, 2008